Filed by Parsley Energy, Inc.

Pursuant to Rule 425 of the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Parsley

Commission File No.:001-36463

This filing contains a transcript relating to a proposed acquisition of Parsley Energy, Inc. (“Parsley”) by Pioneer Natural Resources Company (“Pioneer”).

PRESENTATION

Jim Cramer – host of Mad Money

Finally, an oil deal I can get behind. Regular viewers know I have my doubts about the investability of the industry. But there are two oil purchasers I’ve actually liked. I’ve liked Pioneer Natural Resources and I’ve liked Parsley Energy. And now they are actually joining forces. Yep, last time we learned that Pioneer is snapping up Parsley in a deal that’s worth about $7.6 billion including overloaded debt. This means the two smartest executives in the oil patch that I know, Pioneer’s CEO Scott Sheffield and Parsley’s CEO Matt Gallagher are getting together with Pioneer buying Parsley, which by the way was founded by Scott Sheffield’s son. Great management, great acreage. I’m excited about the possibilities here. So let’s dig deeper with Scott Sheffield, the CEO of Pioneer Nat and Matt Gallagher, the CEO of Parsley Energy, to get a better sense of what is going on with this deal. Gentlemen, it’s great to see you both.

Scott Sheffield – Pioneer Natural Resources Company - CEO

Jim, it’s great to see you, it’s been a while.

Jim Cramer – host of Mad Money

Scott, I’ll do you, I’ll do age before beauty, so to speak. Now, you’ve always been a big believer in the Permian but in a different part of the Permian. I never knew that you liked this part that they are so strong in. Why do this deal now?

Scott Sheffield – Pioneer Natural Resources Company - CEO

Yeah Jim, really it’s about putting the best two Permian Basin companies with the best inventory together and creating a larger company with a better free cash flow profile. As you know, I’ve been on record last year adopting the free cash flow profile for the investor model, slowing your growth down and increasing your free cash flow. In regard to a base dividend, which we have, both companies have a strong base but I introduced the variable dividend concept. Most of our shareholders love the variable dividend and this, by bringing the two companies together, we create a better company with a better free cash flow profile and better and increased variable dividend.

Jim Cramer – host of Mad Money

Matt, you are a young gentlemen. You’ve taught me a lot about the ESG, the possibility that one day oil could even be liked by companies by fund managers who worrying about flaring and global warming. You want to give that up? I know you are going to be on the board, you aren’t going to be running the company.

Matt Gallagher – Parsley Energy, Inc. - CEO

Well first, I want to hit on the ESG component. That was absolutely instrumental in this deal. This accelerates all of our strategic objectives which are to allocate capital to the low end of the cost and emissions curves. Increases our free cash flow, we’re going to pay down debt, our strategy was to pay down debt to pure leading leverage while increasing return of capital to shareholders and Jim, this hits and accelerates all of these strategic objectives 18 to 24 months ahead of schedule. As far as the team is concerned, I’ve actually worked at Pioneer before. I’ve been inside the inner workings. They have an amazing team. I’m fully confident in what can be done over there. I’m extremely excited to be on the board.

Jim Cramer – host of Mad Money

Scott – I know you’ve a long time. You said something in the investor call that was quite chilling. You talked about three to four investable independents when this is over? Do you really think it’s going to be that tough?

Scott Sheffield – Pioneer Natural Resources Company - CEO

Yeah Jim, I was referring to, there are four investable companies today ConocoPhillips, EOG, Pioneer and Hess. Investors really want companies to invest in that are of size, $10 billion or larger. So I was referring to today. Eventually those other 70 independents, they are going to have to do what Matt and his board did. They are going to have to merge together and merge up and create a larger company. Most of them have too much leverage and it will take a while. I see continued consolidation in the industry, creating maybe $10 billion plus companies over the next several years.

Jim Cramer – host of Mad Money

Yeah, it’s happening all this acquisition is happening right now – do people believe oil is not going to go back to $80? What’s driving all the consolidation?

Scott Sheffield – Pioneer Natural Resources Company - CEO

I think what’s driving it is the low premium transactions. As you know, nobody’s paying a market premium. Chevron and Oxy paid the last big premium deal. All these low, once someone starts a low premium deal, Chevron started it, so it shows the wave of the future. I do believe most transactions will be done with very, very low premium transactions. Plus oil has come back from $20 oil, at least we are at $40. We’re all making money. In fact this new combination, our break-even price. We can actually grow 5% a year and pay our base dividend and have a breakeven at $35 WTI.

Jim Cramer – host of Mad Money

That’s fabulous. Now, Matt, one of the reasons people get mad at me, hey look the industry is not investable. I don’t want to blame you. You were the one who told me – there’s flaring all over the place. It’s not right, we got to clean up our act. If people don’t do that, then the fund managers won’t buy us. It was your thesis that I adopted. Do you think your thesis is starting to gain some cogency? When I saw the deal that Conoco announced, all they kept talking about was ESG?

Matt Gallagher – Parsley Energy, Inc. - CEO

That’s right Jim, it’s the three P’s as I call it. Perception, pollution and profit. We’re going to deliver on those three in spades in this combined entity, and the rest of the industry better get with it or the train is going to move by pretty quickly. We have to put the pollution problem, which I couch as emissions, we have to put that front and center and improve in every single facet and get there very aggressively. We did so with a recent acquisition and we’re going to continue to press on that as a combined company. As we start generating profits, that’s going to help the combination of those two increase the perception of the industry. It does great things for the world. The polymers inside the M95 mass that come from the plastics in our industry and it’s saving millions of lives. So we have to deliver better financial results in a high environmental friendly manner.

Jim Cramer – host of Mad Money

Scott, I know your son started Parsley. I know he was not on the conference call. I know that at one point you were tired, and weren’t that happy and then you came back. If we buy Pioneer and we buy it in the year of COVID, who knows whether maybe things get better, are we getting you, are we getting you sir?

Scott Sheffield – Pioneer Natural Resources Company - CEO

I’m going to stay here long-term. We do have our own succession plans. We do have people like Matt Gallaher on the board. I did invest in restaurants. It was always great to hear your stories, I feel sad about your restaurant up in New York City. I did enjoy Santa Fe, New Mexico. I did enjoy fly fishing. And I’m glad I’m back on the wheel, but we are going to work on succession. I don’t want to work until I’m 80 years old. I promise you that.

Jim Cramer – host of Mad Money

Well there you go. Well, look gentlemen, you’ve got one that’s investable. It’s the one that I’m going to be talking about from now on. Everybody else better listen up because this is the one you one to buy if you want one in the oil patch. Scott Sheffield of Pioneer, the master. Matt Gallagher of Parsley who has taught me so much about what oil companies can be.

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No Offer or Solicitation

This communication relates to a proposed business combination transaction (the “Transaction”) between Parsley and Pioneer. This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, in any jurisdiction, pursuant to the Transaction or otherwise, nor shall there be any sale, issuance, exchange or transfer of the securities referred to in this document in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Important Additional Information

In connection with the Transaction, Pioneer will file with the SEC a registration statement on Form S-4, that will include a joint proxy statement of Parsley and Pioneer and a prospectus of Pioneer. The Transaction will be submitted to Parsley’s stockholders and Pioneer’s stockholders for their consideration. Parsley and Pioneer may also file other documents with the SEC regarding the Transaction. The definitive joint proxy statement/prospectus will be sent to the stockholders of Pioneer and Parsley. This document is not a substitute for the registration statement and joint proxy statement/prospectus that will be filed with the SEC or any other documents that Pioneer or Parsley may file with the SEC or send to stockholders of Pioneer or Parsley in connection with the Transaction. INVESTORS AND SECURITY HOLDERS OF PARSLEY AND PIONEER ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS REGARDING THE TRANSACTION WHEN IT BECOMES AVAILABLE AND ALL OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND RELATED MATTERS.

Investors and security holders will be able to obtain free copies of the registration statement and the joint proxy statement/prospectus (when available) and all other documents filed or that will be filed with the SEC by Pioneer or Parsley through the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by Parsley will be made available free of charge on Parsley’s website at http://www.parsleyenergy.com, under the heading “SEC Filings,” or by directing a request to Investor Relations, Parsley Energy, Inc., 303 Colorado Street, Austin, TX 78701, Tel. No. (512) 505-5199. Copies of documents filed with the SEC by Pioneer will be made available free of charge on Pioneer’s website at http://www.investors.pxd.com, or by directing a request to Investor Relations, Pioneer, 777 Hidden Ridge, Irving, Texas 75038, Tel. No. (972) 444-9001.

Participants in the Solicitation

Pioneer, Parsley and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect to the Transaction.

Information regarding Parsley’s directors and executive officers is contained in the proxy statement for Parsley’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at http://www.sec.gov or by accessing Parsley’s website at http://www.parsleyenergy.com. Information regarding Pioneer’s executive officers and directors is contained in the proxy statement for the Pioneer’s 2020 Annual Meeting of Stockholders filed with the SEC on May 21, 2020, and certain of its Current Reports on Form 8-K. You can obtain free copies of these documents at the SEC’s website at www.sec.gov or by accessing the Pioneer’s website at http://www.investors.pxd.com.

Investors may obtain additional information regarding the interests of those persons and other persons who may be deemed participants in the Transaction by reading the joint proxy statement/prospectus regarding the Transaction when it becomes available. You may obtain free copies of this document as described above.

Forward-Looking Statements and Cautionary Statements

The foregoing contains “forward-looking statements” within the meaning of Section 27A of the Securities Act and Section 21E of the Exchange Act 1934, as amended. All statements, other than statements of historical fact, included in this communication that address activities, events or developments that Pioneer or Parsley expects, believes or anticipates will or may occur in the future are forward-looking statements. Words such as “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “potential,” “create,” “intend,” “could,” “may,” “foresee,” “plan,” “will,” “guidance,” “look,” “outlook,” “goal,” “future,” “assume,” “forecast,” “build,” “focus,” “work,” “continue” or the negative of such terms or other variations thereof and words and terms of similar substance used in connection with any discussion of future plans, actions, or events identify forward-looking statements. However, the absence of these words does not mean that the statements are not forward-looking. These forward-looking statements include, but are not limited to, statements regarding the Transaction, pro forma descriptions of the combined company and its operations, integration and transition plans, synergies, opportunities and anticipated future performance. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These include the expected timing and likelihood of completion of the Transaction, including the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the Transaction that could reduce anticipated benefits or cause the parties to abandon the Transaction, the ability to successfully integrate the businesses, the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement, the possibility that stockholders of Pioneer may not approve the issuance of new shares of common stock in the Transaction or that stockholders of Parsley may not approve the merger agreement, the risk that the parties may not be able to satisfy the conditions to the Transaction in a timely manner or at all, risks related to disruption of management time from ongoing business operations due to the Transaction, the risk that any announcements relating to the Transaction could have adverse effects on the market price of Pioneer’s common stock or Parsley’s common stock, the risk that the Transaction and its announcement could have an adverse effect on the ability of Pioneer and Parsley to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers and on their operating results and businesses generally, the risk the pending Transaction could distract management of both entities and they will incur substantial costs, the risk that problems may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, the risk that the combined company may be unable to achieve synergies or it may take longer than expected to achieve those synergies, the impact of reduced demand for Pioneer’s or Parsley’s products and products made from them due to governmental and societal actions taken in response to the COVID-19 pandemic; the uncertainties, costs and risks involved in Pioneer’s and Parsley’s operations, including as a result of employee misconduct; natural disasters, pandemics, epidemics (including COVID-19 and any escalation or worsening thereof) or other public health conditions and other important factors that could cause actual results to differ materially from those projected.

All such factors are difficult to predict and are beyond Pioneer’s or Parsley’s control, including those detailed in Pioneer’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on its website at http://www.investors.pxd.com and on the SEC’s website at http://www.sec.gov, and those detailed in Parsley’s annual reports on Form 10-K, quarterly reports on Form 10-Q and current reports on Form 8-K that are available on Parsley’s website http://www.parsleyenergy.com and on the SEC’s website at http://www.sec.gov. All forward-looking statements are based on assumptions that Pioneer or Parsley believe to be reasonable but that may not prove to be accurate. Any forward-looking statement speaks only as of the date on which such statement is made, and Pioneer and Parsley undertake no obligation to correct or update any forward-looking statement, whether as a result of new information, future events or otherwise, except as required by applicable law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.